SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM EQUITY FUNDS


On February 6, 2003, the Board of Trustees (the board) of AIM Equity Funds on behalf of AIM Large Cap Core Equity Fund (the "Fund") adopted resolutions approving changes to reformat AIM Large Cap Core Equity Fund into "AIM Diversified Dividend Fund," which would be a fund paying quarterly dividends to shareholders. The Fund would have a primary investment objective of long-term growth of capital with a secondary objective of current income. These changes became effective on May 2, 2003.